Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2021

(previous corresponding period: half-year ended 31 December 2020)

To be read in conjunction with the 30 June 2021 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

23 February 2022

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2021

Previous Reporting Period – Half-year Ended 31 December 2020

Revenues	—	—	to	—
Other Income	Up	26.2%	to	2,851,745
Total revenue and other income	Up	26.2%	to	2,851,745
Loss after tax attributable to members	Down	18.0%	to	(16,270,213)
Net loss for the period attributable to members	Down	18.0%	to	(16,270,213)

The loss after tax for the half-year ended 31 December 2021 of A$16,270,213 was significantly lower compared to A$19,844,146 for the half-year ended 31 December 2020. There was a significant loss of A$8,057,161 from the net change in fair value of warrants for the half-year ended 31 December 2020, in comparison to the half-year ended 31 December 2021, which was a gain of A$184,528.

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*
As at 31 December 2021	11.37
As at 31 December 2020	7.22

Immutep Limited- Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	9

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	10

Consolidated Balance Sheet	11

Consolidated Statement of Changes in Equity	12

Consolidated Statement of Cash Flows	13

Notes to the Consolidated Financial Statements	14

Directors’ Declaration	27

Independent Auditor’s Review Report to the Members	28

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at 264 George Street, Australia Square, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited- Appendix 4D	Page 2

Directors’ Report

Your directors present their report on the group consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2021.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non-Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Mr Grant Chamberlain	(Non-Executive Director – deceased on 28 January 2022)

The directors of Immutep are currently working on a process to appoint a new Australian resident director and will announce the new appointment as soon as practicable.

Principal Activities

Immutep is a globally active biotechnology company and is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are worldwide, exclusively licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS AND ACTIVITIES

PRINCIPAL ACTIVITIES

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease, with currently more product candidates and programs focused on LAG-3 than any other drug development company. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies and to partner with leading organisations to bring innovative treatment options to market for patients.

Immutep has four product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead in-house product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in late-stage clinical development for the treatment of cancer. Immutep has a second in-house product candidate (IMP761) which is in pre-clinical development for the treatment of autoimmune disease, and two clinical programs that are fully licensed to major pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

The first half-year of FY2022 has seen Immutep report a significant body of supportive clinical results from efti from its Phase IIb AIPAC and Phase II TACTI-002 trials as well as from the investigator-initiated trial INSIGHT-004. Encouraging final Overall Survival (OS) from AIPAC, especially in prespecified sub-groups, have given the Company additional confidence efti can deliver a meaningful clinical improvement for cancer patients. The Company started a preparation process for a larger clinical trial (PIII, AIPAC-003) in metastatic breast cancer (MBC). Already the TACTI-003 Phase IIb trial, has advanced the company to late-stage development, with multiple indications being evaluated to strengthen the Company’s knowledge of and opportunity for efti.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (Continued)

In July 2021, Immutep completed its share purchase plan (SPP) which opened to eligible shareholders the previous month. The Company received total SPP funds of A$7,175,720, exceeding the targeted amount sought to be raised under the SPP of A$5m. The SPP followed a A$60m two-tranche institutional placement (Placement) also conducted in June 2021, with the second tranche receiving shareholder approval at Immutep’s EGM held in late July.

The funds raised from the SPP and Placement are being applied to support the Company’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease, manufacturing and for general working capital purposes. Importantly, they have improved Immutep’s financial flexibility and extended its cash runway to the end of calendar year 2023.

Regrettably, following the close of the half-year, Immutep announced Non-Executive Director Grant Chamberlain had passed away suddenly and unexpectedly in late January 2022. Grant was a valued member of the Immutep team, having served on the Board since August 2017. The Company recognises the significant contribution he made, as well as his passion for Immutep and extensive corporate and financial insights.

Clinical Trials with Eftilagimod Alpha

AIPAC - Phase IIb - Positive Final Data Reported

Immutep reported positive final Overall Survival (OS) data from its Phase IIb AIPAC clinical trial evaluating efti in MBC in November 2021 as a late breaker poster at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2021.

AIPAC is the Company’s Phase IIb clinical trial evaluating efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. The trial was a randomised, double blinded, placebo-controlled clinical study in 227 HR+/HER2- metastatic breast cancer patients and was conducted across more than 30 clinical sites in Germany, UK, France, Hungary, Belgium, Poland, and the Netherlands. The combination therapy aims to boost the body’s immune response against tumour cells compared to chemotherapy plus placebo.

This late-stage trial showed very encouraging OS data, including a statistically significant and clinically meaningful benefit in three prespecified subgroups representing a majority of patients. A survival benefit of +7.5 months was observed in patients < 65 years, reflecting a > 50% improvement compared to the control group. A +19.6 month survival benefit was seen in patients with low monocytes, a benefit of > 150% compared to the control group. Lastly, a survival benefit of +4.2 months was reported in luminal B patients, reflecting a > 33% benefit compared to the control group.

In addition, a statistically significant Quality of Life preservation was demonstrated in the first 6 months from patients in the efti group in the total population. A statistically significant increase in peripheral CD8 T cells in patients in the efti group was observed and significantly correlated with improved OS.

The results from AIPAC are particularly encouraging as HR+/HER2- metastatic breast cancer is typically a non-immunogenic cancer and therefore less responsive to modern immune checkpoint inhibitor (ICI) therapies. As such, there continues to be a large unmet medical need in this population of patients.

These encouraging final results have formed the basis for the Company’s planned AIPAC-003 clinical trial (see below).

AIPAC-003 - Phase III - Planned Registrational Trial

In October 2021, Immutep received positive feedback from the European Medicines Agency (EMA) regarding its clinical development program for efti which includes AIPAC-003. Interactions with the EMA, US FDA and other regulators are ongoing. Feedback from competent authorities, along with insights from a rigorous engagement process with Key Opinion Leaders and other stakeholders will inform about next steps for the program.

AIPAC-003 is Immutep’s planned Phase III trial evaluating efti in MBC. The study will be conducted across multiple countries and will be based on the Company’s Phase IIb AIPAC trial, which reported encouraging final OS results in key patient subgroup populations in November 2021 (see above).

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (Continued)

TACTI-003 - Phase IIb - Late Stage Trial with Registration Potential and Fast Track Designation

Based on robust data reported from TACTI-002 in 2nd line head and neck squamous cell carcinoma (HNSCC) described below, Immutep is pursuing additional clinical development of efti in HNSCC in the commercially more relevant 1st line setting via TACTI-003.

TACTI-003 is a multi-centre, open label, randomized Phase IIb clinical study evaluating the combination of efti and KEYTRUDA® (pembrolizumab) in up to 154 patients with 1st line recurrent or metastatic HNSCC. The trial will take place across Australia, Europe, and the United States in up to 35 clinical sites.

The new trial is being conducted under the terms of a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) which Immutep entered into in March 2021. A similar clinical trial collaboration and supply agreement was previously executed between Immutep and MSD for the TACTI-002 trial.

In April 2021, the United States Food and Drug Administration (US FDA) awarded efti Fast Track designation for 1st line recurrent or metastatic HNSCC.

In July 2021, Immutep completed all the necessary competent authority steps with the US FDA and received IRB approval to commence TACTI-003 in the United States. Patient recruitment has commenced and is ongoing with 9 of approximately 154 patients currently enrolled into the trial at active clinical sites. More sites are planned to be activated during first quarter of calendar year 2022.

The trial design for TACTI-003 was presented to a scientific audience via a poster at the SITC 2021 conference in November 2021.

TACTI-002 (also designated KEYNOTE-798) - Phase II

TACTI-002 is Immutep’s Phase II study evaluating the combination of efti with KEYTRUDA® (pembrolizumab) in 189 patients with non-small cell lung cancer (NSCLC) in 1st and 2nd line (Parts A and B, respectively) and 2nd line HNSCC (Part C). The study is taking place at approximately 20 clinical sites in Australia, Europe, and the United States. It is being conducted in collaboration with MSD and is called KEYNOTE-798 by MSD.

Immutep reported interim data from the 2nd line HNSCC patients (Part C) of TACTI-002 at the SITC 2021 conference. The results demonstrated encouraging antitumor activity. An encouraging Overall Response Rate (ORR) was reported, with 29.7% of patients responding to the combination therapy of efti and pembrolizumab. In addition, a favourable duration and depth of responses was observed, with 5 Complete Responses and a minimum duration of response extended to > 9 months across all responding patients. The responses continue to be reported in both high and low PD-L1 expressors.

Recruitment was completed for all cohorts of the TACTI-002 trial during the half-year, with Immutep enrolling and dosing the last patients in Part B (2nd line NSCLC) and in the expansion stage of Part A (1st line NSCLC).

Further data from TACTI-002, particularly in NSCLC (Parts A and B), are planned to be reported in the first half of calendar year 2022.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT is an investigator-initiated Phase I trial at the Institute of Clinical Cancer Research, Krankenhaus Nordwest (IKF) investigating different combination treatments with efti and a different route of administration for efti. The INSIGHT trial platform consists of 5 different arms from stratums A to E.

INSIGHT-003 (Stratum C) – first triple combination therapy study with efti

In August 2021, the first patient was enrolled in the Phase I INSIGHT-003 study and by December 2021 the first five patients had been safely treated and evaluated for safety. Pleasingly, no additional safety signals were observed in the study which is the first time a triple combination therapy consisting of efti and an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy has been administered.

Patient recruitment is continuing with 6 out of a total of 20 patients with various solid tumours are now participating in the trial. Interim results are expected to be reported in calendar year 2022.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (Continued)

INSIGHT-004 (Stratum D) – efti in combination with avelumab in advanced solid cancer

In June 2021, we reported final data for our INSIGHT-004 Phase I study at ASCO, which included promising activity signals from efti in combination with avelumab in a variety of difficult to treat solid cancers. Overall, 41.7% of patients responded to the therapy and half showed disease control. A good safety profile was also observed from treatment with the combination. This data was also presented at ESMO in September 2021.

INSIGHT-005 (Stratum E) – efti in combination with bintrafusp alfa

INSIGHT-005, known as stratum E of INSIGHT, will include 12 patients with solid tumours to evaluate efti in combination with bintrafusp alfa, an investigational bifunctional fusion protein immunotherapy. The study is a multi-centre, open-labelled Phase I/IIa trial in previously treated patients with different solid tumours and is under a collaboration and supply agreement with Merck KGaA, Darmstadt, Germany. However, in the light of the suboptimal results from Merck KGaA’s bintrafusp alpha in other studies, this arm of the INSIGHT study is currently under review and might not go ahead.

EOC Pharma - Phase II (China)

In August 2021, EOC Pharma (EOC) commenced plans to expand its clinical trial pipeline for efti in China (designated EOC202 in China), with a clinical trial of efti in combination with an anti-PD-1 therapy. The new trial is expected to commence in the first half of calendar year 2022.

The new trial is in addition to EOC’s planned Phase II clinical trial evaluating efti in combination with chemotherapy in metastatic breast cancer patients in China. Both trials will be fully funded by EOC which previously sponsored the completed Phase I bridging study in Mainland China. EOC is Immutep’s partner and licensee for efti in Greater China. EOC has the exclusive development and commercialisation rights of efti in China, Hong Kong, Macau and Taiwan, whilst these rights in all other territories are retained by Immutep.

CYTLIMIC - Phase I

CYTLIMIC is Immutep’s Japanese partner for the development of a therapeutic cancer vaccine, called CYT001. The vaccine comprises (a) peptide antigens selected using an AI-based peptide binding prediction technology developed by NEC Corporation and (b) a synergistic combination adjuvant of efti and Hiltonol (Poly-ICLC).

CYTLIMIC completed a Phase I study (YCP02) evaluating CYT001 in 20 patients with resectable hepatocellular carcinoma (HCC) last year. In January 2022 their Phase I trial (CRESCENT1) which evaluated 6 patients with advanced HCC conducted in collaboration with Chiba University was terminated. Under the terms of clinical collaboration, service and supply agreements with Immutep, CYTLIMIC is fully responsible for the development of the cancer vaccine.

EAT COVID - Phase II

EAT COVID is an investigator-initiated Phase II clinical trial evaluating efti in up to 110 hospitalised patients with COVID-19 in the Czech Republic. University Hospital Pilsen is the sponsor of the trial and, as such, has full control and responsibility for running and funding it with Immutep only providing clinical supplies of efti.

Safety data was reported in 2021 by the University Hospital Pilsen from the first six patients who had no adverse events and were discharged from hospital. The data were reviewed by an independent Data and Safety Monitoring Board, prompting the Hospital to commence the randomised portion of the study. Recruitment is slower than anticipated, also in the light of currently available vaccines and treatments. The trial is continuing and Immutep will provide an update in due course.

Eftilagimod Alpha Manufacturing

During the second half of calendar year 2021, two additional 200L scale GMP batches of efti were manufactured and released to ensure supply of ongoing and planned clinical trials of Immutep. The filled material was transferred to Europe for storage, packaging, labeling and distribution to clinical centers worldwide. Another 200L manufacturing run was prepared to be initiated in early calendar year 2022.

In order to be prepared for the potential commercial supply assuming BLA/MAA approval, the manufacturing process will be scaled up from 200L to 2000L scale. The process development including upstream and downstream processes have been initiated at WuXi Biologics with the aim of adapting and optimizing the current manufacturing process to large scale conditions and to show comparability of both scales at analytical level. The material generated with the 2000L scale process is planned for use in Immutep’s Phase III clinical trial.

Immutep Limited- Appendix 4D	Page 6

Directors’ Report (Continued)

Preclinical Research & Development

IMP761

IMP761 is Immutep’s immunosuppressive agonist antibody to LAG-3 which aims to treat the causes of autoimmune disease, such as inflammatory bowel disease, rheumatoid arthritis, and multiple sclerosis, rather than merely treating the symptoms.

During the half-year, Immutep signed a Manufacturing Service Agreement with Northway Biotech, an end-to-end biopharmaceutical contract development and manufacturing organisation, to manufacture IMP761 ahead of clinical testing. Northway is developing a GMP-compliant manufacturing process of IMP761 in large scale bioreactors. The engineering and first GMP run at 200L is planned to occur in early calendar year 2022 and should provide material for toxicology studies and a potential Phase I clinical trial in autoimmune diseases for IMP761.

Licensed Programs

Novartis - IMP701 - Phase II

Novartis is Immutep’s partner for the development of Ieramilimab (Novartis code: LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. Novartis continues to evaluate leramilimab in five clinical trials in multiple cancer indications and in approximately 1,000 patients.

GlaxoSmithKline (GSK) - IMP731 - Phase I

GSK is Immutep’s partner for GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody. Currently Immutep’s exclusive license with GSK remains in place for GSK2831781, while GSK determines its next steps for the GSK2831781 development program.

LabCorp

Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) is Immutep’s collaboration partner, supporting LabCorp’s development of immuno-oncology products or services. Immutep was selected by LabCorp for its in-depth LAG-3 expertise and knowledge. As the collaboration progresses, Immutep will receive further commercial milestones and service payments under its agreement with LabCorp.

Intellectual Property

Immutep continues to pursue an active intellectual property protection program for its technologies. During the half-year, five new patents were granted.

In particular, Immutep was granted two Chinese patents, relating to combined therapeutic preparations comprising efti and either a PD-1 pathway inhibitor or a chemotherapy agent.

Immutep was also granted three patents relating to LAG525 (IMP701), in China, India and Malaysia. The patents are co-owned by Novartis AG and Immutep SAS, and are fully licensed to Novartis.

Financial Performance

The Company completed a two-tranche placement and share purchase plan (SPP) in July 2021, raising a total of A$67.2m before transaction costs. The second tranche and SPP shares were issued following approval by shareholders at an EGM in July 2021. The placement was supported by high-quality institutional investors in Australia and offshore. The proceeds from the financings are being used for further development and expansion of the Company’s current and future product pipeline of LAG-3 candidates for the treatment of cancer and autoimmune disease.

The Company’s cash and cash equivalent balance as at 31 December 2021 was A$99.7m.

Immutep is in a strong financial position with a cash runway beyond the end of calendar year 2023 and beyond several significant data read-outs and other potential catalysts.

Interest income increased from A$48k in the half-year ended 31 December 2020 (HY2020) to A$130k in the half-year ended 31 December 2021 (HY2021). The increase was mainly due to an increase in cash balances.

Immutep Limited- Appendix 4D	Page 7

Directors’ Report (Continued)

Research & development and intellectual property expenses increased by A$5.2m to A$14.6m in HY2021. This increase was mainly attributable to the significant increase in manufacturing costs and increased clinical trial costs related to TACTI-003 for which patient recruitment has commenced.

Corporate & administrative expenses for HY2021 were A$4.3m, which is A$1.2m higher than in HY2020. Corporate & administrative expenses include share-based payments (non-cash expense) totalling A$1.32m in HY2021, compared to A$1.06m in HY2020.

The loss after tax for HY2021 of A$16,270,213 was significantly lower compared to A$19,844,146 for HY2020. Whilst there was an increase in corporate & administrative expenses and research & development and intellectual property expenses of A$6.3m, there was a significant decrease in non-cash costs such as fair value movements in warrants, fair value movement in convertible notes and foreign exchange loss. In HY2021, there was a net gain of A$185k in fair value movement of warrants compared to a loss of A$8.1m from fair value movements in warrants in HY2020. In HY2021, the expense from fair value movement in convertible notes also decreased by A$468k compared to HY2020. Additionally, there was a foreign exchange loss of A$780k in HY2020, however in HY2021 there was a foreign exchange gain of A$455k. The overall net decrease in loss after tax for this reporting period compared to the last half year reporting period was A$3.57m.

Outlook

As the second half of the financial year 2022 progresses, we have been building excitement not only about the opportunity for efti and Immutep, but also for the LAG-3 sector. Bristol Myers Squibb has signaled its intent to be launch-ready in anticipation of its PDUFA date for relatlimab in March 2022 and the EMA decisions expected mid calendar year 2022, which could see the first LAG-3 product approved for patients. This will boost the whole LAG-3 drug development industry. As the only LAG-3 pure play, with more products and programs than any other biotech or pharma company, Immutep will be actively progressing business development discussions to ensure it is positioned well.

Immutep will also continue its focus on reporting results from the TACTI-002 trial and advancing its late-stage studies, TACTI-003 and AIPAC-003, as well as the INSIGHT studies.

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to updating you with further progress in the months ahead.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 9. This report is made in accordance with a resolution of directors.

Yours sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

23 February 2022

Immutep Limited- Appendix 4D	Page 8

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2021, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Jason Hayes	Sydney
Partner	23 February 2022
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 9

Consolidated Statement of Comprehensive Income

For the Half-year Ended 31 December 2021

	Note	31 December 2021	31 December 2020
		A$	A$
REVENUE
License revenue		—	—
OTHER INCOME
Research material sales		21,408	193,533
Grant income		2,061,145	2,019,048
Net gain on foreign exchange		454,823	—
Interest income		129,841	47,752
Net gain on fair value movement of warrants	11	184,528	—

Total revenue and other income		2,851,745	2,260,333

EXPENSES
Research and development and intellectual property expenses		(14,629,169)	(9,472,574)
Corporate administrative expenses		(4,296,580)	(3,134,214)
Loss on foreign exchange		—	(779,803)
Net change in fair value of warrants	11	—	(8,057,161)
Net change in fair value of convertible note	10	(188,967)	(657,278)
Finance costs		(7,208)	(3,414)

Loss before income tax		(16,270,179)	(19,844,111)

Income tax expense		(34)	(35)

Loss for the half-year		(16,270,213)	(19,844,146)

Other Comprehensive loss
Exchange differences on the translation of foreign operations		(497,992)	(620,751)

Other comprehensive loss for the half-year, net of income tax		(497,992)	(620,751)

Total comprehensive loss for the half-year		(16,768,205)	(20,464,897)

Loss is attributable to:
Owners of Immutep Limited		(16,270,213)	(19,844,146)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(16,768,205)	(20,464,897)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents (restated) *
Basic and diluted loss per share		(1.94)	(3.83)

*	The Group updated the December 2020 EPS figure to reflect the impact of the bonus shares issue element arising from the capital raising in June 2021.

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 10

Consolidated Balance Sheet

As at 31 December 2021

	Note	31 December 2021	30 June 2021
		A$	A$
ASSETS
Current assets
Cash and cash equivalents	5	99,655,955	60,593,191
Current receivables	6	5,098,250	6,124,231
Other current assets	7	2,897,896	1,701,969

Total current assets		107,652,101	68,419,391

Non-current assets
Plant and equipment	8	36,631	40,891
Intangibles	9	11,747,761	12,847,248
Right of use assets		300,065	268,813
Other non-current assets		470,590	454,190

Total non-current assets		12,555,047	13,611,142

Total assets		120,207,148	82,030,533

LIABILITIES
Current liabilities
Trade and other payables		7,257,493	4,781,729
Employee benefits		381,828	350,135
Lease liability		212,966	208,194

Total current liabilities		7,852,287	5,340,058

Non-current liabilities
Convertible note liability	10	2,715,837	2,526,870
Warrant liability	11	538,438	722,966
Employee benefits		110,003	88,915
Lease liability		110,060	80,113
Deferred tax liability		—	—

Total non-current liabilities		3,474,338	3,418,864

Total liabilities		11,326,625	8,758,922

Net assets		108,880,523	73,271,611

EQUITY
Contributed equity	12	365,347,966	313,422,305
Reserves	13	34,444,990	34,491,526
Accumulated losses		(290,912,433)	(274,642,220)

Equity attributable to the owners of Immutep Limited		108,880,523	73,271,611

Total equity		108,880,523	73,271,611

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Consolidated Statement of Changes in Equity

For the Half-year Ended 31 December 2021

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2020	242,990,507	66,014,899	(275,706,061)	33,299,345
Loss for the half-year	—	—	(19,844,146)	(19,844,146)
Other comprehensive income	—	(620,751)	—	(620,751)

Total comprehensive income/(loss) for the half-year	—	(620,751)	(19,844,146)	(20,464,897)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	28,116,587	—	—	28,116,587
Exercise of warrants, net of transaction costs	14,703,294	—	3,972,848	18,676,142
Employee Share based payments	—	1,063,762	—	1,063,762
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at 31 December 2020	287,381,682	64,886,616	(291,577,359)	60,690,939

Balance at 1 July 2021	313,422,305	34,491,526	(274,642,220)	73,271,611
Loss for the half-year	—	—	(16,270,213)	(16,270,213)
Other comprehensive income	—	(497,992)	—	(497,992)

Total comprehensive income/(loss) for the half-year	—	(497,992)	(16,270,213)	(16,768,205)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	51,053,411	—	—	51,053,411
Exercise of warrants, net of transaction costs	—	—	—	—
Employee Share based payments	—	1,323,706	—	1,323,706
Exercise of vested performance rights	872,250	(872,250)	—	—

Balance at 31 December 2021	365,347,966	34,444,990	(290,912,433)	108,880,523

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 12

Consolidated Statement of Cash Flows

For the Half-year Ended 31 December 2021

	Note	31 December 2021	31 December 2020
		A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(15,351,734)	(9,637,463)
Grant income received		3,373,975	159,440
Research material sales received		69,166	252,961
Interest received		129,961	50,623
Payment for interest on leases		(10,764)	(5,573)
Advance from customers		—	143,034
Tax paid		(34)	(35)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(11,789,430)	(9,037,013)

CASH FLOWS RELATED TO INVESTING ACTIVITIES*
Payments for plant and equipment		(4,437)	(4,928)

NET CASH OUTFLOWS IN INVESTING ACTIVITIES		(4,437)	(4,928)

CASH FLOWS RELATED TO FINANCING ACTIVITIES*
Principal elements of lease payments		(97,420)	(121,469)
Prepayment of lease obligation		(25,327)	(7,200)
Proceeds from issues of shares		52,975,330	29,572,005
Proceeds from exercising of warrants		—	10,661,117
Share issue transaction costs		(2,427,155)	(1,455,418)
Warrants exercise transaction costs		—	(25,153)

NET CASH INFLOWS FROM FINANCING ACTIVITIES		50,425,428	38,623,882

NET INCREASE IN CASH AND CASH EQUIVALENTS		38,631,561	29,581,941
Effect on exchange rate on cash and cash equivalents		431,203	(1,023,832)
Cash and cash equivalents at the beginning of the half-year		60,593,191	26,322,047

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	5	99,655,955	54,880,156

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 10 to the financial statements.

•	Fair value movement of US warrant liability disclosed in Note 11 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in in Note 12 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 13

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report for the half-year ended 31 December 2021 has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2021 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period, except for the adoption of new and amended standards as set out below.

Whilst COVID-19 pandemic has continued to result in significant disruptions to the global economy during the half-year ended 31 December 2021, there still remains substantial uncertainty over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities, with no material impact to the consolidated financial statements. For the Group, the ongoing COVID-19 pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements.

The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.

The group has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at 31 December 2021 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended 31 December 2021, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

(a) New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2021, the Group holds cash and cash equivalents of $99,655,955 (30 June 2021: $60,593,191).

Immutep Limited- Appendix 4D	Page 14

Notes to the Consolidated Financial Statements (continued)

2. Liquidity (continued)

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3. Dividends

The Group resolved not to declare any dividends in the half-year ended 31 December 2021.

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements (continued)

4. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognised over time.

Operating segment information

31 December 2021	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,061,145	—	2,061,145
Interest income	—	129,841	129,841
Research material sales	21,408	—	21,408
Net gain on foreign exchange	—	454,823	454,823
Net gain on fair value movement of warrants	—	184,528	184,528

Total revenue and other income	2,082,553	769,192	2,851,745

Result
Segment result	(16,850,404)	580,225	(16,270,179)

Loss before income tax expense	(16,850,404)	580,225	(16,270,179)

Income tax expense			(34)

Loss after income tax expense			(16,270,213)

Total segment assets	120,207,148	—	120,207,148

Total segment liabilities	11,326,625	—	11,326,625

31 December 2020	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—
Other Income
Grant income	2,019,048	—	2,019,048
Interest income	—	47,752	47,752
Research material sales	193,533	—	193,533
Net gain on foreign exchange	—	—	—
Net gain on fair value movement of warrants	—	—	—

Total revenue and other income	2,212,581	47,752	2,260,333

Result
Segment result	(10,397,621)	(9,446,490)	(19,844,111)

Loss before income tax expense	(10,397,621)	(9,446,490)	(19,844,111)

Income tax expense	—	—	(35)

Loss after income tax expense	—	—	(19,844,146)

Total segment assets	76,473,549	—	76,473,549

Total segment liabilities	15,782,610	—	15,782,610

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

5. Cash and cash equivalents

	31 December 2021	30 June 2021
	A$	A$
Cash on hand	68	285
Cash in bank	99,353,997	51,845,320
Restricted cash	—	465,000
Cash on short term deposit	301,890	8,282,586

	99,655,955	60,593,191

The above cash and cash equivalents are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 0.55% (30 June 2021 - 0% to 1.03%).

6. Current Receivables

	31 December 2021	30 June 2021
	A$	A$
Accounts receivable and R&D grants receivable	3,957,785	5,348,831
GST receivable	1,140,465	775,400

	5,098,250	6,124,231

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2021.

7. Other current assets

	31 December 2021	30 June 2021
	A$	A$
Prepayments*	973,772	1,663,213
Security deposits	54,774	38,577
Accrued interest	59	179
Other receivables	1,869,291	—

	2,897,896	1,701,969

*	Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

8. Non-current assets - Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	A$	A$	A$	A$
At 1 July 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Year ended 30 June 2021
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(737)	(207)	(447)	(1,391)
Additions	552	15,049	—	15,601
Disposal	—	—	—	—
Depreciation charge	(8,363)	(9,799)	(4,513)	(22,675)

Closing net book amount	15,921	22,160	2,810	40,891

At 1 July 2021
Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Half-year ended 31 December 2021
Opening net book amount	15,921	22,160	2,810	40,891
Exchange differences	4,134	(136)	(353)	3,645
Additions	—	4,437	—	4,437
Disposal	—	—	—	—
Depreciation charge	(3,698)	(6,384)	(2,260)	(12,342)

Closing net book amount	16,357	20,077	197	36,631

At 31 December 2021
Cost or fair value	546,441	102,566	21,259	670,266
Accumulated depreciation	(530,084)	(82,489)	(21,062)	(633,635)

Net book amount	16,357	20,077	197	36,631

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

9. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	A$	A$	A$	A$
At 1 July 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortisation	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Year ended 30 June 2021
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange differences	—	(481,492)	—	(481,492)
Amortisation charge	—	(1,866,067)	—	(1,866,067)

Closing net book amount	—	12,737,286	109,962	12,847,248

At 1 July 2021
Cost or fair value	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortisation	(1,915,671)	(12,142,816)	—	(14,058,487)

Net book amount	—	12,737,286	109,962	12,847,248

Half-year ended 31 December 2021
Opening net book amount	—	12,737,286	109,962	12,847,248
Exchange differences	—	(165,053)	—	(165,053)
Amortisation charge	—	(934,434)	—	(934,434)

Closing net book amount	—	11,637,799	109,962	11,747,761

At 31 December 2021
Cost or fair value	1,915,671	24,504,483	109,962	26,530,116
Accumulated amortisation	(1,915,671)	(12,866,684)	—	(14,782,355)

Net book amount	—	11,637,799	109,962	11,747,761

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses 13-21 years

•	Intellectual property assets 13-14 years

10. Non-Current liabilities – convertible note

	31 December 2021	30 June 2021
	A$	A$
Convertible note at fair value at beginning of reporting period	2,526,870	8,789,113
Net change in fair value	188,967	1,171,959
Transfer to contributed equity on conversion of Convertible notes	—	(5,094,465)
Transfer to accumulated losses on conversion of Convertible notes	—	(2,339,737)

Convertible note at fair value at end of reporting period	2,715,837	2,526,870

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

On 11 May 2015, the Group entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Group for cash consideration totaling A$13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date were as follows:

•	8,475,995 warrants were granted with an exercise price of A$0.025 per share exercisable on or before 4 August 2025.

•	371,445,231 warrants were granted with an exercise price of A$0.0237 per share exercisable on or before 4 August 2020.

As a result of the 10 for 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices were also adjusted for the pro-rata Entitlement Offer in August 2019 under the anti-dilution provisions of the warrant terms.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 31 December 2021.

All remaining warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes		Rationale
Historic volatility		85.0%	Based on the Company’s historical volatility data
Share price	A$	0.051	Closing market share price on 31 July 2015
Risk free interest rate		2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate		15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield		0.0%	Based on the Company’s nil dividend history

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were 3 subsequent conversions of convertible notes in the financial year ended 30 June 2021 as follows:

•	Conversion of 3,437,707 convertible notes on 18 March 2021

•	Conversion of 3,437,707 convertible notes on 14 May 2021

•	Conversion of 3,437,707 convertible notes on 7 June 2021

3,437,707 convertible notes (i.e. 25% of the initial convertible notes) remain outstanding as at 31 December 2021, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by AASB 2 – Share-based Payments.

	Convertible Note – Liability	Conversion Feature - Equity
	A$	A$
Fair value at issuance	4,419,531	41,431,774
Accumulated fair value movements	5,730,508	—
Conversion to ordinary shares	(7,434,202)	(31,073,830)

Balance at 31 December 2021	2,715,837	10,357,944

11. Non-Current liabilities – US warrants

	31 December 2021	30 June 2021
	A$	A$
Opening balance	722,967	949,600
Fair value movements	(184,529)	8,663,013
Exercising of warrants*	—	(8,889,647)

Closing Balance	538,438	722,966

*

In December 2020, US investors exercised 3,238,981 warrants at an exercise price of US$2.49 each. Immutep received US$8.07m (A$10.66m) cash payment in total. In total, 394,737 warrants from the warrant issuance in July 2017 remain at the reporting date. All of the warrants which were issued in December 2018 were exercised during the 31 December 2020 half-year reporting period.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 1,158,981 of these warrants were exercised at US$2.49 each and in June 2021, 188,230 warrants were exercised at US$2.49 each, hence 206,507 of these warrants remain as at 31 December 2021.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at 31 December 2021.

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

11. Non-Current liabilities – US warrants (continued)

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132 – Financial Instruments. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 7 November 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 31 December 2021:

July 2017 warrants

Assumption	At issue date		At 31 December 2021		Rationale
Historic volatility		58.0%		136.88%	Based on 12-month historical volatility data for the Company
Exercise price	US$	2.50	US$	2.49	As per subscription agreement
Share price	US$	2.17	US$	3.28	Closing share price on valuation date from external market source
Risk-free interest rate		1.93%		0.39%	Based on the US Government securities yields which match the term of the warrant
Dividend yield		0.0%		0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$ A$	1.0716 1.3962	US$ A$	1.8919 2.6074	Determined using Black-Scholes models with the inputs above
Fair value	A$	2,755,375	A$	538,438	Fair value of 206,507 warrants as at issue date and fair value of 206,507 warrants as at 31 December 2021

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

12. Equity – Contributed

			31 December 2021	30 June 2021
	Note		A$	A$
Issued and Paid-Up Capital
Fully paid ordinary shares	12	(a)	355,686,012	303,760,351
Options over fully paid ordinary shares			9,661,954	9,661,954

Total Issued Capital			365,347,966	313,422,305

(a)	Ordinary shares

	Note		31 December 2021		30 June 2021
			No.	A$	No.	A$
At the beginning of reporting period			748,152,935	303,760,351	487,630,938	233,328,553
Transaction costs relating to share issues			—	(2,386,919)	—	(2,135,000)
Exercise of performance rights during the period (shares issued during the period)	12	(b)	3,200,000	872,250	5,487,851	1,571,294
Shares issued during period	12	(b)	102,769,866	53,440,330	149,630,586	43,307,232
Conversion of Convertible Notes (shares issued during the period)			—	—	71,131,450	12,092,937
Exercise of warrants (shares issued during the period)	12	(b)	—	—	34,272,110	15,604,694
Transaction costs relating to exercise of warrants			—	—	—	(9,359)

At reporting date			854,122,801	355,686,012	748,152,935	303,760,351

(b)	Shares issued

31 December 2021 details	Number of shares	Issue price A$	Total A$
Shares placement July 2021	88,970,717	0.52	46,264,773
Shares issued under Securities Purchase Plan	13,799,149	0.52	7,175,557
Exercise of performance rights (shares issued during the period)	3,200,000	0.27	872,250
Exercise of US Warrants	—	—	—

	105,969,866		54,312,580

30 June 2021 details	Number of shares	Issue price A$	Total A$
Share placement November 2020	123,216,687	0.24	29,572,005
Share placement June 2021	26,413,899	0.52	13,735,227
Performance rights exercised (transfer from share-based payment reserve)	5,487,851	0.29	1,571,294
Convertible Notes exercised	71,131,450	0.17	12,092,937
Exercise of warrants	34,272,110	0.46	15,604,694

	260,521,997		72,576,157

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

13. Equity – Reserves and accumulated losses

	31 December 2021	30 June 2021
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	10,357,944	10,357,944
Foreign currency translation reserve	676,340	1,174,332
Share-based payments reserve	4,294,501	3,843,045

	34,444,990	34,491,526

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance	10,357,944	41,431,774
Transfer to accumulated losses on conversion of Convertible Notes	—	(24,075,358)
Transfer to contributed equity on conversion of Convertible Notes	—	(6,998,472)

Ending balance	10,357,944	10,357,944

Movements in foreign currency translation reserve were as follows:
Opening balance	1,174,332	1,754,740
Currency translation differences arising during the half-year	(497,992)	(580,408)

Ending balance	676,340	1,174,332

Movements in share-based payments reserve were as follows:
Opening balance	3,843,045	3,712,180
Options and performance rights expensed during the half-year	1,323,706	1,702,159
Exercise of vested performance rights transferred to contributed equity	(872,250)	(1,571,294)

Ending balance	4,294,501	3,843,045

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(274,642,220)	(275,706,061)
Net loss for the half-year	(16,270,213)	(29,902,624)
Conversion of Convertible Notes	—	26,415,084
Exercise of warrants	—	4,551,381

Ending balance	(290,912,433)	(274,642,220)

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

14. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2021%	31 December 2020%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep USA Inc	USA	Ordinary	100%	100%
PRR Middle East FZLLC	UAE	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

15. Contingent Liabilities

There were no material contingent liabilities at 31 December 2021.

16. Events Occurring After the Balance Sheet Date

No matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

17. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2021 and 30 June 2021 on a recurring basis:

At 31 December 2021	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	2,715,837	2,715,837
Warrant liability	—	538,438	—	538,438

Total liabilities	—	538,438	2,715,837	3,254,275

At 30 June 2021	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	2,526,870	2,526,870
Warrant liability	—	722,966	—	722,966

Total liabilities	—	722,966	2,526,870	3,249,836

(ii) Valuation techniques used to determine fair values

Level 1:	The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Immutep Limited- Appendix 4D	Page 25

Notes to the Consolidated Financial Statements (continued)

17.	Fair value measurement of financial instruments (continued)

Level 2:	The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii) Fair value measurements using valuation techniques

•	There are no financial instruments as at 31 December 2021 and 30 June 2021 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 11 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 10 for details of fair value measurement

(iv) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 11.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2021 A$	Unobservable inputs	Range of inputs
Convertible note	2,715,837	Face value	3,437,707
		Interest rate of note	3.0%
		Risk adjusted interest rate	15.0%

(v) Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 26

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 10 to 26 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

Dated: 23 February 2022

Immutep Limited- Appendix 4D	Page 27

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2021, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immutep Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 28

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Jason Hayes	Sydney
Partner	23 February 2022

Immutep Limited- Appendix 4D	Page 29